April 8, 2020

Wendy Burton
Founder & Chair of the Manager
World Tree USA, LLC
1910 South Stapley Dr., Suite 221
Mesa, AZ 85204

       Re: World Tree USA, LLC
           Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed March 12, 2020
           File No. 024-11051

Dear Ms. Burton:

       We have reviewed your amendment and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Part F/S
Unaudited Financial Statements, page F-1

1. Your unaudited financial information for the twelve months ended December 31, 2019 does not include footnotes, and, as such, is not complete. Revise to provide updated audited financial statements for the year ended December 31, 2019 with complete footnotes. Refer the guidance in "Part FS" for Tier 2 filings within Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Wendy Burton
World Tree USA, LLC
April 8, 2020
Page 2

       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Ada Sarmento at 202-551-3798 with any other questions.



                                                         Sincerely,
FirstName LastNameWendy Burton
                                                         Division of
Corporation Finance
Comapany NameWorld Tree USA, LLC
                                                         Office of Life
Sciences
April 8, 2020 Page 2
cc:       Shelly Befumo
FirstName LastName